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                              May 7, 2021

       Shawn Leland, Pharm.D., R.Ph.
       Chief Executive Officer
       Elevation Oncology, Inc.
       888 Seventh Ave., 12th Floor
       New York, NY 10106

                                                        Re: Elevation Oncology,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 9,
2021
                                                            CIK No. 0001783032

       Dear Dr. Leland:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 9, 2021

       Prospectus Summary, page 1

   1. We note statements throughout the prospectus that imply efficacy, such as your statements that NRG1 is "likely to
be therapeutically actionable", that seribantumab is a "potent anti-
                                                        HER monoclonal
antibody" and that seribantumab "potently inhibited ligand-dependent activation of HER3."
Please revise your disclosure throughout your prospectus to revise these and similar
statements to eliminate conclusions or predictions that your product candidates are
effective as determinations of efficacy are solely within the authority of the
                                                        FDA. You may provide a
summary of the data that you used to draw these
                                                        conclusions, and such
discussion is more appropriate in the Business section where full and proper context can
be provided.
 Shawn Leland, Pharm.D., R.Ph.
FirstName  LastNameShawn   Leland, Pharm.D., R.Ph.
Elevation Oncology, Inc.
Comapany
May  7, 2021NameElevation Oncology, Inc.
May 7,
Page 2 2021 Page 2
FirstName LastName

         Please also remove statements that you acquire assets that you believe have "best-in-
         class and/or first-in-class potential" and that seribantumab has "the potential to be a best-
         in-class approach" as such language suggests that the product candidates are effective and likely to be approved.
2. We note statements throughout your prospectus that imply you will be able to successfully progress your product candidates to commercialization in a rapid or accelerated manner and/or mitigate risk of unsuccessful clinical trials. As these statements are speculative and suggest that investors are afforded protection from loss, please revise your disclosure here and throughout your prospectus to remove these implications. As a non-exhaustive list of illustrative examples only, we note the following statements:
             your approach "can allow [you] to reduce the time, costs and risks of clinical development" and "accelerate the drug development process in a rigorously selected patient population."
             That you are focused on "re-designing the traditional drug development model to enable efficient, accelerated development of targeted therapeutics."
             that your collaborations with diagnostic providers accelerate enrollment for [your]
              Phase 2 CRESTONE trial.
             [y]our clinical development strategy is designed to identify response signals early in development to reduce clinical development risks.
             [You] designed and operationalized the Phase 2 CRESTONE trial to proactively address risks and inefficiencies of clinical development.
3. We note your disclosure here and elsewhere in the prospectus regarding the "observed safety profile" of seribantumab in humans. Since this disclosure may imply that your product candidate is safe, and safety determinations are solely within the authority of the
         FDA and comparable regulatory bodies, please revise your disclosure to remove this implication.
4. We note your disclosure on page 2 that you designed CRESTONE as a tumor-agnostic trial with registrational intent. Please revise to clarify what you mean by the term
         "registrational intent." Please revise to disclose whether you have received any indication from the FDA that your Phase 2 clinical trail will be treated as a registrational clinical trial such that a Phase 3 trial will not be required.
Our lead program: NRG1 fusions, page 3

5. We note your disclosure that results from your CRESTONE trial may provide support for the accelerated approval of seribantumab for patients with advanced solid tumors harboring an NRG1fusion, subject to discussions with the FDA. Please also include balancing disclosure that you will still be required to conduct post confirmatory trials to confirm the anticipated clinical benefit of your product candidate and that the accelerated approval process may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that it will receive marketing approval.
 Shawn Leland, Pharm.D., R.Ph.
Elevation Oncology, Inc.
May 7, 2021
Page 3
6. We note your disclosure that the majority of adverse events observed with seribantumab monotherapy were transient and mild to moderate in severity. Please balance your discussion and include disclosure regarding any serious adverse events that were observed that were either related or possibly related to treatment.
Our team and investors, page 3

7. Please limit the disclosure identifying your investors to investors identified in your
         Principal Stockholder table.
The exclusive forum provision in our organizational documents may limit a stockholder's ability to bring a claim, page 65

8. Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Determination of the fair value of common stock, page 88

9. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Our strategy, page 94

10. Please disclose the number of patients enrolled in the CRESTONE trial to date.
Genomic alterations fall on a spectrum of oncogenic potential, page 97

11. Please revise your disclosure, including in the graphic on page 98, to remove the implication that your product candidate will follow similar clinical development and regulatory approval timelines as FGFR and MET inhibitors. Please also provide the basis for your statements that such inhibitors received "rapid" FDA approvals.
Previous sponsor's Phase 1 monotherapy trial NCT00734305 (safety and pharmacokinetics), page 107

12. We note your disclosure regarding TEAEs observed in more than ten percent of patients at
FirstName LastNameShawn Leland, Pharm.D., R.Ph.
       the dose expansion phases and highest tested dose. Please expand the discussion here to
Comapany    NameElevation
       discuss               Oncology,
               all serious adverse     Inc.
                                   events related, or possibly related, to
treatment. Please include
May 7,the  nature
        2021 Pageof3 each such event and the number of patients that experienced it.
FirstName LastName
 Shawn Leland, Pharm.D., R.Ph.
FirstName  LastNameShawn   Leland, Pharm.D., R.Ph.
Elevation Oncology, Inc.
Comapany
May  7, 2021NameElevation Oncology, Inc.
May 7,
Page 4 2021 Page 4
FirstName LastName
Our preclinical characterization, page 109

13. Please remove statements here and on page 111 that the "biologically effective dose" was determined, as determinations of efficacy are solely within the authority of the FDA.
Dyax, page 116

14. We note your disclosure that in order to clinically develop or commercialize seribantumab, the previous sponsor obtained an additional product license from Dyax, that you acquired as part of the previous sponsor purchase. Please revise your disclosure to describe the nature and scope of the license acquired.
General

15. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Christopher Edwards at 202-551-6761 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Julia Forbess, Esq.